Exhibit 99.1

Consolidated Financial Statements of

THERATECHNOLOGIES INC.

Years ended November 30, 2011 and 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2011 and November 30, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended November 30, 2011 and November 30, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2011 and November 30, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended November 30, 2011 and November 30, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) KPMG LLP*

Chartered Accountants

Montréal, Canada

February 7, 2012

*	CA Auditor permit No. 14553

THERATECHNOLOGIES INC.

Consolidated Financial Statements

Years ended November 30, 2011 and 2010

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

As at November 30, 2011 and 2010

(in thousands of Canadian dollars)

	Note	November 30, 2011	November 30, 2010
		$	$

Assets

Current assets:
Cash		2,559	26,649
Bonds	9	752	1,860
Trade and other receivables	10	1,784	161
Tax credits and grants receivable	11	346	332
Inventories	12	10,332	4,317
Prepaid expenses		2,308	1,231
Derivative financial assets	16 (ii)	347	—

Total current assets		18,428	34,550

Non-current assets:
Bonds	9	33,476	36,041
Property and equipment	13	969	1,060

Total non-current assets		34,445	37,101

Total assets		52,873	71,651

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	14	7,129	4,977
Provisions	20 (b)	52	—
Derivative financial liabilities	21 (b)	16	—
Current portion of deferred revenue	5	4,279	6,847

Total current liabilities		11,476	11,824

Non-current liabilities:
Other liabilities	15	775	325
Deferred revenue	5	4,279	6,846

Total non-current liabilities		5,054	7,171

Total liabilities		16,530	18,995

Equity

Share capital	16	280,488	279,398
Contributed surplus		8,242	7,808
Deficit		(252,846)	(235,116)
Accumulated other comprehensive income		459	566

Total equity		36,343	52,656

Contingent liability	19
Commitments	24
Subsequent events	27

Total liabilities and equity		52,873	71,651

See accompanying notes to the consolidated financial statements.

On behalf of the Board,

(signed) Paul Pommier	(signed) Jean-Denis Talon
Director	Director

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive Income

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

	Note	November 30, 2011	November 30, 2010
		$	$

Revenue:
Sale of goods	5	8,351	—
Research services:
Milestone payments	5	—	25,000
Upfront payments and initial technology access fees	5	5,134	6,846
Royalties and license fees	5	1,443	22

Total revenue		14,928	31,868

Cost of sales	7	9,146	469
Research and development expenses, net of tax credits of $957 (2010 - $934)	11	10,992	14,064
Selling and market development expenses		2,019	2,670
General and administrative expenses		10,823	8,002
Restructuring costs	20	716	—

Total operating expenses		33,696	25,205

Results from operating activities		(18,768)	6,663

Finance income	8	1,602	1,888
Finance costs	8	(636)	493

Total net finance income		966	2,381

Net (loss) profit before income taxes		(17,802)	9,044

Income tax recovery (expense)	17	72	(114)

Net (loss) profit		(17,730)	8,930

Other comprehensive (loss) income, net of tax:
Net change in fair value of available-for-sale financial assets, net of tax		121	(390)
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax		(228)	(326)

		(107)	(716)

Total comprehensive (loss) income for the year		(17,837)	8,214

Basic and diluted (loss) earnings per share	16 (vi)	(0.29)	0.15

See accompanying notes to the consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars)

					Unrealized gains
					or losses on
		Share capital		Contributed	available-for-sale
	Note	Number	Dollars	surplus	financial assets (i)	Deficit	Total
			$	$	$	$	$

Balance as at November 30, 2009		60,429,393	279,169	6,757	1,282	(244,160)	43,048

Total comprehensive income (loss) for the year:
Net profit		—	—	—	—	8,930	8,930
Other comprehensive income (loss):
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(390)	—	(390)
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax		—	—	—	(326)	—	(326)

Total comprehensive income (loss) for the year		—	—	—	(716)	8,930	8,214

Transactions with owners, recorded directly in equity:
Issue of common shares	16 (i)	2,880	15	—	—	—	15
Income tax related to share issue costs		—	—	—	—	114	114
Share-based compensation plan:
Share-based compensation for stock option plan	16 (v)	—	—	1,133	—	—	1,133
Exercise of stock options:
Monetary consideration	16 (v)	80,491	132	—	—	—	132
Attributed value	16 (v)	—	82	(82)	—	—	—

Total contributions by owners		83,371	229	1,051	—	114	1,394

Balance as at November 30, 2010		60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive income (loss) for the year:
Net loss		—	—	—	—	(17,730)	(17,730)
Other comprehensive income (loss):
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	121	—	121
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax		—	—	—	(228)	—	(228)

Total comprehensive loss for the year		—	—	—	(107)	(17,730)	(17,837)

Transactions with owners, recorded directly in equity:
Issue of common shares	16 (i)	7,837	34	—	—	—	34
Share-based compensation plan:
Share-based compensation for stock option plan	16 (v)	—	—	822	—	—	822
Exercise of stock options:
Monetary consideration	16 (v)	344,665	668	—	—	—	668
Attributed value	16 (v)	—	388	(388)	—	—	—

Total contributions by owners		352,502	1,090	434	—	—	1,524

Balance as at November 30, 2011		60,865,266	280,488	8,242	459	(252,846)	36,343

(i)	Accumulated other comprehensive income.

See accompanying notes to the consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars)

	Note	November 30, 2011	November 30, 2010
		$	$

Operating activities:
Net (loss) profit		(17,730)	8,930
Adjustments for:
Depreciation of property and equipment	13	332	466
Share-based compensation for stock option plan	16 (v)	822	1,133
Income tax (recovery) expense		(72)	114
Write-down of inventories	12	400	192
Lease inducements and amortization	15 and 18	450	325
Change in fair value of derivative financial assets	16 (ii)	490	—
Change in fair value of liability related to the deferred stock unit plan	16 (ii)	(455)	—
Change in fair value of derivative financial liabilities		16	—

Operating activities before changes in operating assets and liabilities		(15,747)	11,160

Change in accrued interest income on bonds		141	728
Change in trade and other receivables		(1,623)	214
Change in tax credits and grants receivable		(14)	1,001
Change in inventories		(6,415)	(2,284)
Change in prepaid expenses		(1,077)	(601)
Change in accounts payable and accrued liabilities		2,600	(473)
Change in provisions		52	—
Change in deferred revenue		(5,135)	(6,845)

		(11,471)	(8,260)

Cash flows (used in) from operating activities		(27,218)	2,900

Financing activities:
Proceeds from issue of share capital		34	15
Proceeds from exercise of stock options	16	668	132

Cash flows from financing activities		702	147

Investing activities:
Acquisition of property and equipment	13	(234)	(415)
Proceeds from sale of bonds		31,141	22,498
Acquisition of bonds		(27,644)	—
Prepayment of derivative financial assets		(837)	—

Cash flows from investing activities		2,426	22,083

Net change in cash		(24,090)	25,130

Cash as at December 1		26,649	1,519

Cash as at November 30		2,559	26,649

See note 20 for supplemental information.

See accompanying notes to the consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity:

Theratechnologies Inc. is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (GRF) peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as “the subsidiaries of the Company”).

Theratechnologies Inc. is incorporated under Part 1A of the Québec Companies Act and is domiciled in Quebec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montreal, Quebec, H4S 2B4.

2.	Basis of preparation:

(a)	Statement of compliance:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2012.

(b)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

The methods used to measure fair value are discussed further in note 23.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(d)	Use of estimates and judgements:

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Information about critical judgements in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

•	Revenue and deferred revenue:

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgement is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees and sale of goods.

•	Stock option plan:

There is estimation uncertainty with respect to selecting inputs to Black-Scholes model used to determine the fair value of the stock options.

•	Income taxes:

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

•	Contingent liability:

Management uses judgement in assessing the possibility of any outflow in settlement of contingent liabilities.

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

(a)	Basis of consolidation:

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are exercisable currently are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Reciprocal balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Foreign currency differences arising on translation are recognized in net profit (loss), except for differences arising on the translation of available-for-sale equity instruments, which are recognized in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Revenue recognition:

Collaboration agreements that include multiple deliverables are considered to be multi-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(c)	Revenue recognition (continued):

Payments received under the collaboration agreement may include upfront payments, milestone payments, research services, royalties and license fees and for sale of goods. Revenues for each unit of accounting are recorded as described below:

(i)	Sale of goods:

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

(iii)	Research services:

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments and initial technology access fees:

Upfront payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

(b)	Milestone payments:

Revenues subject to the achievement of milestones are recognized only when the specified events have occurred and collectibility is reasonably assured.

(d)	Cost of sales:

Cost of sales represents the cost of goods sold and includes the cost of raw materials, supplies, direct labour, direct overhead charges, unallocated indirect costs related to production as well as write-down of inventories. Other direct costs, such as manufacturing start-up costs between validation and the achievement of normal production, are expensed as incurred.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(e)	Employee benefits:

Salaries and short-term employee benefits:

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits:

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and unemployment insurance.

Termination benefits:

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

(f)	Finance income and finance costs:

Finance income comprises interest income on available-for-sale financial assets and gains (losses) on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in net profit (loss), using the effective interest method.

Finance costs are comprised of bank charges, impairment losses on financial assets recognized in net profit (loss), changes in fair value of liabilities and derivatives and of foreign currency gains and losses which are reported on a net basis.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(g)	Inventories:

Inventories are presented at the lower of cost, determined using the first-in first-out method, or net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials, and other costs incurred in bringing the inventories to their present location and condition. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.

Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

(h)	Derivative financial instruments:

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized in the statement of comprehensive income.

(i)	Property and equipment:

Recognition and measurement:

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net profit (loss).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(i)	Property and equipment (continued):

Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in net profit (loss) as incurred.

Depreciation:

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Method	Rate/Period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years

Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of term of lease
		or economic life

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

(j)	Intangible assets:

Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(j)	Intangible assets (continued):

Research and development (continued):

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2011 and 2010, no development expenditures were capitalized.

(k)	Financial instruments:

The Company’s financial instruments are classified into one of three categories: loans and receivables, available-for-sale financial assets and other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its bonds as available-for-sale financial assets. The Company has presented its bonds having a maturity of less than twelve months as current assets. The Company has classified cash and trade and other receivables as loans and receivables, and accounts payable and accrued liabilities and provisions as other financial liabilities.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit (loss).

(l)	Leases:

Operating lease payments are recognized in net profit (loss) on a straight-line basis over the term of the lease.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(l)	Leases (continued):

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit (loss) over the term of the lease on a straight-line basis.

(m)	Impairment:

Financial assets:

A financial asset not carried at fair value through profit or loss is assessed at each consolidated financial statement reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net profit (loss).

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net profit (loss) and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net profit (loss).

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to net profit (loss). The cumulative loss that is removed from other comprehensive income and recognized in net profit (loss) is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in net profit (loss). Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net profit (loss), then the impairment loss is reversed, with the amount of the reversal recognized in net profit (loss). However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(m)	Impairment (continued):

Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). Impairment losses recognized in prior periods are determined at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Restructuring:

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(n)	Provisions (continued):

Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. There were no onerous contracts as at November 30, 2011 and 2010.

Site restoration:

Where there is a legal or constructive obligation to restore leased premises to good condition, except for normal aging on expiry or early termination of the lease, the resulting costs are provisioned up to the discounted value of estimated future costs and increase the carrying amount of the corresponding item of property and equipment. The Company amortizes the cost of restoring leased premises and recognizes an unwinding of discount expense on the liability related to the term of the lease.

Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(o)	Income taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net profit (loss) except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current tax:

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(o)	Income taxes (continued):

Deferred tax:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Share-based compensation:

(i)	Stock option plan:

The Company records share-based compensation related to employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date.

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

(ii)	Deferred stock unit plan:

The deferred stock units (“DSU”) are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. The liability is adjusted periodically to reflect any change in market value of common shares.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued):

(q)	Government grants:

Government grants consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

(r)	Share capital:

Common shares:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(s)	Earnings per share:

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares, which consist of the stock options granted to employees.

4.	Upcoming changes in accounting standards:

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Upcoming changes in accounting standards (continued):

(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:

(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments.

(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Upcoming changes in accounting standards (continued):

(b)	New or revised standards and interpretations issued but not yet adopted (continued):

(ii)	IFRS 10 Consolidated Financial Statements (continued):

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13 Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

The Company has not yet determined the impact of these amendments to existing standards on the consolidated financial statements.

5.	Revenue and deferred revenue:

(a)	EMD Serono Inc.:

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono Inc. (“EMD Serono”), an affiliate of the Group Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”).

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for product production and for developing a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement on December 15, 2008, the Company received US$30,000 (C$36,951), which includes an initial payment of US$22,000 (C$27,097) and US$8,000 (C$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (C$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

5.	Revenue and deferred revenue (continued):

(a)	EMD Serono Inc. (continued):

Royalties on sales are paid quarterly in arrears based on the calendar quarter and, in each year, the royalty rate increases once a pre-agreed level of sales is reached. For the year ended November 30, 2011, an amount of $1,423 was recognized as royalty revenue in relation to the initial sales period from the product launch in January until September 30, 2011.

For the year ended November 30, 2011, an amount of $8,351 (2010 - nil) was recognized as sale of goods to EMD Serono.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. In April 2011, further development work has caused the Company to extend the services period to year-end 2013 rather than year-end 2012. For the year ended November 30, 2011, an amount of $5,134 (2010 - $6,846) was recognized as revenue. As at November 30, 2011, the deferred revenue related to this transaction amounted to $8,558 (2010 - $13,692).

On November 10, 2010, the FDA approved EGRIFTA® (tesamorelin for injection) as the first and only indicated treatment for excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lypohypertrophy). Under this agreement, FDA homologation is associated with a milestone payment totalling US$25,000 (C$25,000).

The Company may conduct research and development activities for additional indications. Under the collaboration and licensing agreement, EMD Serono will also have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in promoting these additional indications.

(b)	Sanofi-aventis:

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with Sanofi-aventis (“Sanofi”), covering the commercial rights for EGRIFTA® in Latin America, Africa, and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

5.	Revenue and deferred revenue (continued):

(b)	Sanofi-aventis (continued):

Under the terms of the agreement, the Company will sell EGRIFTA® to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTA® and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTA® in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party.

No revenue was recognized during the year ended November 30, 2011 under this agreement.

(c)	Ferrer Internacional S.A.:

On February 3, 2011, the Company entered into a distribution and licensing agreement with Ferrer Internacional S.A. (“Ferrer”) covering the commercial rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the Agreement, the Company will sell EGRIFTA® to Ferrer at a transfer price equal to the higher of a significant percentage of the Ferrer’s net selling price and a predetermined floor price. The Company has retained all development rights to EGRIFTA® for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories mentioned above. The Company will be responsible for the manufacture and supply of EGRIFTA® to Ferrer. The Company has the option to co-promote EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

No revenue was recognized during the year ended November 30, 2011 under this agreement.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

6.	Personnel expenses:

	Note	November 30, 2011	November 30, 2010
		$	$

Salaries and short-term employee benefits		10,865	11,577
Post-employment benefits		551	579
Termination benefits		620	20
Share-based compensation	16 (ii) and (v)	1,161	1,133

Total personnel expenses		13,197	13,309

Share-based compensation does not include $155 (2010 - nil) of compensation to non-employee directors.

7.	Cost of sales:

	Note	November 30, 2011	November 30, 2010
		$	$

Cost of goods sold		8,040	—
Other costs		423	277
Write-down of inventories	12	400	192
Production development costs		283	—

		9,146	469

8.	Finance income and finance costs:

Recognized in net profit (loss):

	November 30, 2011	November 30, 2010
	$	$

Interest income	1,374	1,562
Net gain on disposal of available-for-sale financial assets	228	326

Finance income	1,602	1,888

Bank charges	(18)	(18)
Net foreign currency (loss) gain	(567)	511
Gain (loss) on financial instruments carried at fair value	(51)	—

Finance costs	(636)	493

Net finance income recognized in net profit (loss)	966	2,381

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

8.	Finance income and finance costs (continued):

Recognized in other comprehensive income:

	November 30, 2011	November 30, 2010
	$	$

Net change in fair value of available-for-sale financial assets, net of tax	121	(390)
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax	(228)	(326)

Finance costs recognized in other comprehensive income, net of tax	(107)	(716)

9.	Bonds:

Bonds are interest-bearing available-for-sale financial assets, with a carrying amount of $34,228 as at November 30, 2011 ($37,901 in 2010), have stated interest rates of 2.30% to 5.45% (2.37% to 6.75% in 2010) and mature in 2.79 years (1.9 in 2010).

The Company’s exposure to credit and interest rate risks related to bonds is presented in note 21.

10.	Trade and other receivables:

	Note	November 30, 2011	November 30, 2010
		$	$

Trade receivables		1,364	6
Sales tax receivable		227	100
Loans granted to employees under the share purchase plan	16 (iv)	10	25
Loans granted to related parties under the share purchase plan	16 (iv) and 26	—	22
Other receivables		183	8

		1,784	161

The Company’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

11.	Tax credits and grants receivable:

	November 30, 2011	November 30, 2010
	$	$

Balance at beginning of the year	332	1,333
Investment tax credits and grants received	(943)	(1,935)
Investment tax credits and grants recognized in net profit (loss)	957	934

	346	332

Tax credits and grants receivable comprise research and development investment tax credits receivable from the federal government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivable are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

Unused federal tax credits may be used to reduce future income tax and expire as follows:

$

2023	452
2024	1,597
2025	1,863
2026	2,180
2027	3,000
2028	3,329
2029	2,243
2030	1,111
2031	748

16,523

12.	Inventories:

	November 30, 2011	November 30, 2010
	$	$

Raw materials	5,751	3,395
Work in progress	1,096	922
Finished goods	3,485	—

	10,332	4,317

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

12.	Inventories (continued):

In 2011, the Company recorded an inventory provision of $42 over raw materials (2010 - $123), nil over work in progress (2010 - $69) and $406 over finished goods (2010 - nil) to write down their value to their estimated net realizable value, and a reversal of inventory write-down of $(48) over raw materials (2010 - nil), due to a decrease in the costs of conversion of raw materials into finished goods. The net inventory write-down of $400 (2010 - $192) was recorded in cost of sales.

The write-down of 2011 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

13.	Property and equipment:

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total
	$	$	$	$	$

Cost:
Balance at November 30, 2009	874	1,945	1,124	1,854	5,797

Additions	130	116	7	46	299
Disposals	(63)	(43)	(2)	—	(108)

Balance at November 30, 2010	941	2,018	1,129	1,900	5,988

Additions	203	19	11	8	241
Disposals	(278)	(81)	—	—	(359)

Balance at November 30, 2011	866	1,956	1,140	1,908	5,870

Accumulated depreciation:
Balance at November 30, 2009	617	1,519	701	1,731	4,568

Depreciation for the year	170	88	85	123	466
Disposals	(63)	(41)	(2)	—	(106)

Balance at November 30, 2010	724	1,566	784	1,854	4,928

Depreciation for the year	147	112	70	3	332
Disposals	(278)	(81)	—	—	(359)

Balance at November 30, 2011	593	1,597	854	1,857	4,901

Net carrying amounts:
November 30, 2010	217	452	345	46	1,060
November 30, 2011	273	359	286	51	969

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

13.	Property and equipment (continued):

Depreciation expense for the year has been recorded in the following accounts in the consolidated statement of comprehensive income:

	November 30, 2011	November 30, 2010
	$	$

Cost of sales	44	8
Research and development expenses	146	231
Selling and market development expenses	6	10
General and administrative expenses	136	217

	332	466

14.	Accounts payable and accrued liabilities:

	Note	November 30, 2011	November 30, 2010
		$	$

Trade payables		3,429	1,001
Accrued liabilities and other payables		1,314	1,440
Salaries and benefits due to related parties	26	724	565
Employee salaries and benefits payable		1,332	1,971
Liability related to the deferred stock unit plan	16 (ii)	330	—

		7,129	4,977

The Company’s exposure to currency and liquidity risks related to accounts payable and accrued liabilities is presented in note 21.

15.	Other liabilities:

Other liabilities consist of deferred lease inducements relating to rent free periods amounting to $775 as at November 30, 2011 (November 30, 2010 - $325) (note 18).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital:

Authorized in unlimited number and without par value:

Common shares

Preferred shares issuable in one or more series

All issued shares are fully paid, except for 3,700 (2010 - 33,524) issued under the share purchase plan and for which the loan has not been repaid in full (see note 16 (iv)).

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

(i)	2011:

In 2011, the Company received subscriptions in the amount of $34 for the issuance of 7,837 common shares in connection with its share purchase plan.

2010:

In 2010, the Company received subscriptions in the amount of $15 for the issuance of 2,880 common shares in connection with its share purchase plan.

All shares issued were for cash consideration.

(ii)	Deferred stock unit plan:

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and Chair of the Board in DSU. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on The Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Beneficiaries who act as directors must elect to receive DSU before December 23 of a calendar year for the ensuing calendar year, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined as at December 31 of a calendar year and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(ii)	Deferred stock unit plan (continued):

DSU may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Except that under the terms of the employment agreement of the president and chief executive officer of the Company, he may require that his DSU be redeemed after three (3) years from the date the DSU were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the Redemption Date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSU are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. During the year ended November 30, 2011, $494 (2010 - nil) was recorded as an expense and is included in general and administrative expenses. At the beginning of the year, amounts due to officers totalling $300 were settled with the issuance of DSU. The liability related to the DSU is adjusted periodically to reflect any change in market value of common shares. As at November 30, 2011, a gain of $455 was recognized due to the change in the fair value of DSU. This gain is included in gain (loss) on financial instruments carried at fair value. As at November 30, 2011, the Company has a total of 143,655 DSU outstanding (2010 - nil) and a liability related to the DSU of $330 (2010 - nil). As at November 30, 2011, 2,005 DSU were redeemed for a cash consideration of $9.

To protect against fluctuations in the value of the DSU’s, the Company entered into two cash settled forward stock contracts in the first quarter of 2011 ($580 for the first and $257 for the second; these amounts correspond to 146,875 common shares of the Company at a price of $5.69 and $5.72, respectively). The contracts expire in December 2011. They were not designated as hedging instruments for accounting purposes. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. In connection with these forward stock contracts, the Company invested $837 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash settled forward stock contracts. During the year ended November 30, 2011, a loss of $490 related to the change in the fair value of derivative financial assets was recognized. As at November 30, 2011, the fair value of cash settled forward stock contracts was $347 (2010 - nil) and is recorded in derivative financial assets.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(iii)	Shareholder rights plan:

On February 10, 2010, the Company’s Board of Directors adopted a shareholder rights plan (the “Plan”), effective as of that date. The Plan is designed to provide adequate time for the Board of Directors and the shareholders, to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the common shares and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at a 50% discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(iv)	Share purchase plan:

The Share Purchase Plan entitles full-time and part-time employees of the Company who, on the participation date, are residents of Canada, are not under a probationary period and do not hold, directly or indirectly, five percent (5%) or more of the Company’s outstanding common shares, to directly subscribe for common shares of the Company. Under the Share Purchase Plan, a maximum of 550,000 common shares may be issued to employees. The offering period of the Share Purchase Plan is between March 26, 2009 and March 31, 2012.

On May 1 and November 1 of each year (the “Participation Dates”), an employee may subscribe for a number of common shares under the Share Purchase Plan for an amount that does not exceed 10% of that employee’s gross annual salary for that year. Under the Share Purchase Plan, the Board of Directors has the authority to suspend or defer a subscription of common shares, or to decide that no subscription of common shares will be allowed on a Participation Date if it is in the Company’s best interest.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(iv)	Share purchase plan (continued):

The Share Purchase Plan provides that the number of common shares that may be issued to insiders, at any time, under all share-based compensation arrangements of the Company, cannot exceed 10% of the Company’s outstanding common shares, and the number of common shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the outstanding common shares.

The subscription price for each new common share subscribed for under the Share Purchase Plan is equal to the weighted average closing price of the common shares on the Toronto Stock Exchange during a period of five days prior to the Participation Date. Employees may not assign the rights granted under the Share Purchase Plan.

An employee may elect to pay the subscription price for common shares in cash or through an interest-free loan from the Company. Loans granted by the Company under the Share Purchase Plan are repayable through salary withholdings over a period not exceeding two years. All loans may be repaid prior to the scheduled repayment at any time. The loans granted to any employee may at no time exceed 10% of that employee’s current annual gross salary. All common shares purchased through an interest-free loan are hypothecated to secure full and final repayment of the loan and are held by a trustee until repayment in full. Loans are immediately due and payable on the occurrence of any of the following events: (i) termination of employment; (ii) sale or seizure of the hypothecated common shares; (iii) bankruptcy or insolvency of the employee; or (iv) suspension of the payment of an employee’s salary or revocation of the employee’s right to salary withholdings.

At November 30, 2011, $10 (November 30, 2010 - $47) was receivable under these loans (see note 10).

(v)	Stock option plan:

The Company has established a stock option plan under which it can grant to its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period up to 5 years. As at November 30, 2011, 1,156,008 options could still be granted by the Company (2010 - 981,005).

All options are to be settled by physical delivery of shares.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(v)	Stock option plan (continued):

Changes in the number of options outstanding during the past two years were as follows:

	Options	Weighted average exercise price per option
		$

Options at November 30, 2009	2,665,800	5.20

Granted	335,000	4.03
Expired	(32,500)	11.15
Forfeited	(38,671)	3.61
Exercised (weighted average share price: $5.14)	(80,491)	1.66

Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(309,000)	11.17
Forfeited	(116,003)	4.46
Exercised (weighted average share price: $4.81)	(344,665)	1.94

Options at November 30, 2011	2,329,470	4.87

Exercisable at November 30, 2011	1,837,786	5.11

The following table provides stock option information as at November 30, 2011:

	Options outstanding
Price range ($)	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price
			$

1.20 - 23.00	939,845	5.63	1.76
2.01 - 2.75	8,125	3.00	2.23
2.76 - 3.75	70,000	4.51	3.37
3.76 - 4.60	215,000	8.03	3.84
4.61 - 6.00	345,000	8.37	5.45
6.01 - 9.00	536,500	3.73	8.16
9.01 - 11.65	215,000	4.28	10.97

	2,329,470	5.65	4.87

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(v)	Stock option plan (continued):

During the year ended November 30, 2011, $822 (2010 - $1,133) was recorded as share-based compensation expense for stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	November 30, 2011	November 30, 2010

Risk-free interest rate	2.72%	2.49%
Expected volatility	74.00%	81.13%
Average option life in years	7.5	7.5
Expected dividends	nil	nil
Grant-date share price	$5.65	$4.03
Option exercise price	$5.65	$4.03

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2011 and 2010:

	Number of options	Weighted average grant-date fair value
		$

2011	250,000	4.08
2010	335,000	3.05

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued):

(vi)	Earnings per share:

The calculation of basic loss per share at November 30, 2011 was based on the net (loss) profit attributable to common shareholders of the Company of $(17,730) (2010 - $8,930), and a weighted average number of common shares outstanding of 60,733,780 (2010 - 60,480,032), calculated as follows:

	November 30, 2011	November 30, 2010

Issued common shares at December 1	60,512,764	60,429,393
Effect of share options exercised	216,828	49,030
Effect of shares issued during the year	4,188	1,609

Weighted average number of common shares at November 30	60,733,780	60,480,032

The calculation of diluted earnings per share was based on a weighted average number of common shares calculated as follows:

	November 30, 2011	November 30, 2010

Weighted average number of common shares (basic)	60,733,780	60,480,032
Effect of stock options on issue	—	842,959

Weighted average number of common shares (diluted) at November 30	60,733,780	61,322,991

At November 30, 2011, 2,329,470 options (2010 - 1,119,664) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding at the end of 2011 could potentially dilute basic earnings per share in the future.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

17.	Income taxes:

	November 30, 2011	November 30, 2010
	$	$

Deferred tax expense:
Recognition and reversal of temporary differences	4,465	(3,171)
Change in unrecognized deductible temporary differences	(4,465)	3,171

Other	(72)	114

Total deferred tax (recovery) expense	(72)	114

Reconciliation between effective and applicable tax amounts:

	November 30, 2011	November 30, 2010
	$	$

Income taxes at domestic tax statutory rate	(5,077)	2,713
Change in unrecognized deductible temporary differences	4,465	(3,171)
Non-deductible expenses and other	540	572

	(72)	114

The applicable statutory tax rates are 28.52% in 2011 and 29.98% in 2010. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Corporation operates. The decrease is mainly due to the reduction of the Federal income tax rate in 2011 from 18% to 16.5%.

Deferred tax recovery (expense):

Deferred tax recovery (expense) of $72 (2010 - $(114)) related to share issue costs and changes in fair value of available-for-sale financial assets was recognized directly in deficit and accumulated other comprehensive income.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

17.	Income taxes (continued):

Unrecognized deferred tax assets:

At November 30, 2011 and 2010, temporary differences for which no deferred tax asset was recognized were as follows:

	November 30, 2011	November 30, 2010
	$	$

Long-term:
Research and development expenses	31,248	30,143
Deferred non-capital losses	26,755	21,013
Property and equipment	628	609
Intellectual property and patent fees	6,923	9,230
Available deductions and other	4,554	4,648

	70,108	65,643

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the statement of financial position.

At November 30, 2011 and 2010, the amounts and expiry dates of tax attributes for which no deferred tax asset was recognized were as follows:

	November 30, 2011		November 30, 2010
	Federal	Provincial	Federal	Provincial
	$	$	$	$

Research and development expenses, without time limitation	106,271	128,634	103,324	123,062

Losses carried forward:
2014	153	—	1,216	—
2015	275	—	275	—
2027	7,638	7,628	7,638	7,628
2028	46,316	30,985	46,316	32,174
2029	19,484	16,467	19,484	16,467
2030	11,440	11,436	11,440	11,436
2031	23,541	21,107	—	—

Other temporary differences, without time limitation:
Excess of tax value of property and equipment over carrying value	2,766	1,821	2,773	1,666
Tax value of intellectual property and patent fees	25,726	25,716	34,301	34,289
Available deductions and other	57,287	1,694	57,343	1,412

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

18.	Operating leases:

The Company rents its headquarters and main office pursuant to an operating lease (the “Lease”) expiring in April 2021. Under the terms of the Lease, the Company has also been granted two renewal options for periods of five years each. Lease payments will increase by 11% beginning on November 1, 2015.

During the year ended November 30, 2011, an amount of $501 was recognized as an expense in respect of operating leases (2010 - $628). Of the amount, $112 (2010 - $133) is included in General and administrative expenses and $389 (2010 - $495) is included in Research and development expenses.

The Company’s lease includes a lease of land and building. Since the land title does not pass, and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the building are with the lessor. As such, the Company determined that the lease is an operating lease.

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240 per year beginning May 1, 2010 and will be increased by 2.5% annually for the duration of the Lease. Refer to note 24 for the contractual commitments related to this lease.

The lessor granted the Company a monetary allowance in the amount of $728 to make leasehold improvements. This amount will be applied against the minimum payment required under the term of the lease and the operating expenses of leased premises starting on January 1, 2012. Furthermore, the Company benefits from a 25-month rent-free period which is deferred and recognized over the lease term. As at November 30, 2011, $775 was included in Other liabilities ($325 - November 30, 2010) in regards to the deferred free rent inducement (note 15 - Other liabilities).

19.	Contingent liability:

On July 26, 2010, the Company received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). This Motion was filed in the Superior Court of Quebec, district of Montréal (the “Court”). The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTA®. The Company is of the view that the allegations contained in the Motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

19.	Contingent liability (continued):

The Motion was heard by the Court in December 2011 and, as at the date hereof, no judgement has been rendered by the Court.

The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.

20.	Supplemental information:

(a)	Cash flow information:

The Company entered into the following transactions which had no impact on the cash flows:

	November 30, 2011	November 30, 2010
	$	$

Additions to property and equipment included in accounts payable and accrued liabilities	72	65

In addition, interest received totalled $1,515 (2010 - $2,290).

(b)	Restructuring costs:

On June 2, 2011, following a re-evaluation of its R&D business model, the Company announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring its R&D projects forward. The restructuring led to a workforce reduction of 25% affecting 24 of its 95 employees, mainly in research and development activities.

The Company recognized a provision of $716 for expected restructuring costs, including employee termination benefits and consulting fees.

Provisions:

November 30, 2011
$

Balance at November 30, 2010	—

Provisions made during the year	716

Provisions used during the year	(664)

Balance at November 30, 2011	52

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments:

Overview:

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with only one customer (see note 5 (a)) and derivative financial assets which it manages by dealing only with a highly-rated Canadian financial institution. Included in the consolidated statements of financial position are trade receivables of $1,364 (2010 - nil), all of which were aged under 60 days. There was no amount recorded as bad debt expense for the year ended November 30, 2011 (nil for the year ended November 30, 2010). Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies ($34,288 as at November 30, 2011). As at November 30, 2011, the Company believes it was not exposed to any significant credit risk over the carrying amount of the bonds.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital management section below, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments:

Overview (continued):

(b)	Liquidity risk (continued):

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2011 and 2010:

	November 30, 2011
	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$

Accounts payable and accrued liabilities	7,129	7,129	7,129	—	—
Provisions	52	52	52	—	—
Forward exchange contracts derivative	16	16	16	—	—

	7,197	7,197	7,197	—	—

	November 30, 2010
	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$

Accounts payable and accrued liabilities	4,977	4,977	4,977	—	—

(c)	Currency risk:

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments, sale of goods and expenses incurred in US dollars, euros and pounds sterling (“GBP”).

The Company manages currency risk by maintaining cash in US dollars on hand to support US forecasted outflows over a 12-month horizon. The Company does not currently view its exposure to the EURO and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued):

Overview (continued):

(c)	Currency risk (continued):

In November 2011, the Company entered into two forward foreign exchange contracts to sell, in aggregate, US$1,307 for C$1,319 in January 2012. The fair value of these instruments at November 30, 2011 was a liability of $16. The change in fair value was recorded in finance costs in the consolidated statement of comprehensive income.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income. Given the Company’s policy on the management of the Company’s US foreign currency risk, the Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

	November 30, 2011
	$US	EURO	GBP

Cash	2,386	—	—
Trade and other receivables	1,445	—	—
Accounts payable and accrued liabilities	(1,007)	(31)	(11)

Total exposure from above	2,824	(31)	(11)

Forward exchange contracts	(1,307)	—	—

Net exposure	1,517	(31)	(11)

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued):

Overview (continued):

(c)	Currency risk (continued):

The following table presents the significant items in the original currencies exposed to currency risk at the following dates (continued):

	November 30, 2010
	$US	EURO	GBP

Cash	25,739	—	1
Trade and other receivables	—	—	—
Accounts payable and accrued liabilities	(453)	(20)	(50)

Net exposure	25,286	(20)	(49)

The following exchange rates are those applicable to the following periods and dates:

	November 30, 2011		November 30, 2010
	Average rate	Reporting date rate	Average rate	Reporting date rate

$US - C$	0.9879	1.0203	1.0345	1.0266
EURO - C$	1.3754	1.3706	1.3848	1.3326
GBP - C$	1.5844	1.6009	1.6051	1.5969

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have increased the net (loss) profit as follows, assuming that all other variables remained constant:

	November 30, 2011			November 30, 2010
	$US	EURO	GBP	$US	EURO	GBP

Increase in net (loss) profit	76	(2)	(1)	1,264	(1)	(2)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued):

Overview (continued):

(d)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of the Company’s short and long-term bonds at November 30, 2011, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $440; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash during the year ended November 30, 2011 ($3,726), an assumed 0.5% increase in interest rates during such period would have increased future cash flow and decrease net loss by approximately $19; an assumed decrease of 0.5% would have had an equal but opposite effect.

22.	Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and capital spending.

To fund its activities, the Company relied primarily on public offerings of common shares in Canada and private placements of its common shares as well as up-front payments and milestone payments primarily associated with EMD Serono. When possible, the Company optimizes its liquidity position using non-dilutive sources, including investment tax credits, grants and interest income. With the market launch of EGRIFTA® in fiscal 2011, the Company receives additional revenues in the form of product sales and royalties.

The Company has a $3,800 credit facility for its short-term financing needs which was unused at November 30, 2011 (see note 24 (c)).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

22.	Capital management (continued):

The capital management objectives remain the same as for the previous year.

At November 30, 2011, cash and bonds amounted to $36,787 and tax credits and grants receivable amounted to $346, for a total of $37,133. The Company believes that its cash position will be sufficient to finance its operations and capital needs for the next year.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any externally imposed capital requirements.

23.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities:

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop its own assumptions.

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, trade and other receivables as well as accounts payable and accrued liabilities and provisions, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

23.	Determination of fair values (continued):

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

24.	Commitments:

(a)	Leases:

At November 30, 2011 and 2010, the minimum payments required under the terms of the non-cancellable lease are as follows:

	November 30, 2011	November 30, 2010
	$	$

Less than one year	136	55
Between one and five years	2,311	2,239
More than five years	3,215	3,943

	5,662	6,237

(b)	Long-term procurement agreements:

As at November 30, 2011, the Company had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTA®. As at November 30, 2011, the Company had outstanding purchase orders under these agreements amounting to $6,773 for the manufacture of EGRIFTA® for delivery in the fiscal years 2012 and 2013.

(c)	Credit facility:

The Company has a $1,800 revolving credit facility, bearing interest at prime plus 0.5%. Under the term of the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000, the Company will provide the bank with a first rank movable hypothec (security interest) of $1,850 on securities judged satisfactory by the bank.

The Company also has a $2,000 line of net risk for derivative instruments.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

24.	Commitments (continued):

(c)	Credit facility (continued):

As at November 30, 2011 and 2010, the Company did not have any borrowings outstanding under these credit facilities.

25.	Operating segments:

The Company has a single operating segment. As described in note 5 (a), all of the Company’s revenues are generated from one customer, EMD Serono, which is domiciled in the United States.

All of the Company’s non-current assets are located in Canada, the Company’s headquarters.

26.	Related parties:

The Company has a related party relationship with its wholly-owned subsidiaries. There are no transactions between the Company and its subsidiaries.

The key management personnel of the Company are the Directors, including the president and chief executive officer and the chief financial officer.

Key management personnel compensation comprised:

	Note	November 30, 2011	November 30, 2010
		$	$

Short-term employee benefits		2,616	1,891
Post-employment benefits		64	61
Share-based compensation	16 (v)	1,103	331

		3,783	2,283

Directors of the Company control 1.1% of the voting shares of the Company.

Loans granted to key management personnel under share purchase plan (note 16 (iv)) amount to nil as at November 30, 2011 ($22 as at November 30, 2010).

27.	Subsequent events:

Restructuring:

On December 7, 2011, the Company announced that it was discontinuing its clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 37 employees; and that it was accelerating its development of a second generation growth-hormone releasing factor. The Company estimated that these initiatives would translate into cost savings of approximately $10,000 in 2012.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

Years ended November 30, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

27.	Subsequent events (continued):

Restructuring (continued):

After the restructuring, the Company will occupy approximately 50% of the premises it previously occupied under the lease as described in note 18 and 20 (a). An onerous lease provision of $4,055 is therefore expected to be recorded in the first quarter of 2012, which includes a provision for the future lease costs of the vacant portion of the premises, net of estimated of sublease rentals that could reasonably be obtained. The provision in based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction, discount rates and other factors.

The following restructuring costs are expected to be recorded in the first quarter of 2012 and are subject to change as the Company finalizes its analysis:

$

Onerous lease provision	4,055
Employee termination benefits	1,325
Termination of the COPD Clinical Program	1,000
Other fees	200

6,580

It is expected that, except for the onerous lease provision, these restructuring costs will mainly be disbursed during the first quarter of 2012.

Stock option plan:

Between December 1, 2011 and February 6, 2012, 72,667 options were forfeited and expired at a weighted exercise average price of $8.92 per share. Furthermore, 104,503 options were exercised at a weighted exercise average price of $1.81 per share for a cash consideration of $189.

Deferred stock unit plan:

Between December 1, 2011 and February 6, 2012, 105,042 DSU were granted and a related expense of $250 will be recorded in the first quarter of 2012.

On December 2, 2011, the two cash settled forward stock contracts (note 16 (ii)) have been amended to expire in November 2012. To protect against fluctuation in the value of the DSU’s, the Company entered into another cash settled forward stock contract on December 12, 2011. The Company paid $247 as advance payment on the contract. This amount corresponds to 101,822 common shares of the Company at a price of $2.42.